File No. 812-15731

As filed with the Securities and Exchange Commission on April 15, 2025

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

First Amended and Restated Application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an Order of Exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an Order of Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

ALPS ETF TRUST

ALPS VARIABLE INVESTMENT TRUST

FINANCIAL INVESTORS TRUST

ALPS ADVISORS, INC.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Please direct all communications regarding this Application to:

Brendan Hamill, Esq.
1290 Broadway

Suite 1000
Denver, Colorado 80203

With copies to:

Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, N.W.

Washington, D.C. 20006

This Application (including Exhibits) contains 31 pages in total.

TABLE OF CONTENTS

I.	INTRODUCTION			1
II.	THE APPLICANTS			2
	A.	The Registrants		2
	B.	The Adviser		2
III.	BACKGROUND			2
IV.	IN SUPPORT OF THE APPLICATION			3
	A.	Benefits of an ETF Class for Mutual Fund Class Shareholders		7
	B.	Benefits of a Mutual Fund Class for ETF Class Shareholders		8
	C.	Adopting Release Concerns about ETF Classes		9
V.	REQUEST FOR EXEMPTIVE RELIEF			10
VI.	LEGAL ANALYSIS AND DISCUSSION			10
	A.	ETF Operational Relief		10
		1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act	11
		2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	12
		3.	Section 22(e) of the 1940 Act	12
		4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act	12
	B.	ETF Class Relief		12
		1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act	13
		2.	Addressing Policy Concerns under Section 18 and Rule 18f-3	14
			(a) Leverage	14
			(b) Conflicts of Interest	14
			(i) Potential conflicts of interest resulting from different classes declaring dividends on different days	14
			(ii) Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days	14
			(iii) Potential inequitable voting power	15
			(iv) Cross-Subsidization	16
			(c) Investor Confusion	16
	C.	Precedent		18
VII.	CONDITIONS			18
VIII.	PROCEDURAL MATTERS			19
IX.	CONCLUSION			20

UNITED STATES OF AMERICA
BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: ALPS ETF TRUST ALPS VARIABLE INVESTMENT TRUST FINANCIAL INVESTORS TRUST ALPS ADVISORS, INC. 1290 Broadway, Suite 1000 Denver, Colorado 80203	) ) ) ) ) ) )

First amended and restated application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an Order of Exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and pursuant to Sections 6(c) and 17(b) of the 1940 Act for an Order of Exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

File No. 812-15731

I.	INTRODUCTION

ALPS ETF Trust, ALPS Variable Investment Trust, and Financial Investors Trust (each a “Registrant” and collectively, the “Registrants”), and ALPS Advisors, Inc. (“ALPS” or the “Adviser”) (the Registrants and the Adviser are referred to collectively herein as the “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.1 Applicants are requesting relief with respect to existing and future series of the Registrants or other existing or future open-end management investment companies (or series thereof) registered under the 1940 Act (each, a “Fund” and, together, the “Funds”) that are advised by the Adviser.2

Applicants request an Order that would permit a Fund to offer one class of exchange-traded shares that operates as an exchange-traded fund (an “ETF Class,” and such shares, “ETF Shares”) and one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares,” and each such Fund, a “Multi-Class ETF Fund”). The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit or continue standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”) and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes (“ETF Class Relief”).

[1]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.
[2]	The term “Adviser” includes (i) ALPS, and (ii) any entity controlling, controlled by, or under common control with, ALPS or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Multi-Class ETF Funds to be listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices; (ii) ETF Shares to be issued to and redeemed by “Authorized Participants” in “Creation Units” only (each term as defined in Rule 6c-11), except with respect to the Exchange Privilege (as defined below) and as permitted by Rule 6c-11(a)(2); (iii) certain affiliated persons of a Multi-Class ETF Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11, and (iv) certain Multi-Class ETF Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Multi-Class ETF Funds with the same relief as contained in Rule 6c-11, subject to the same conditions and requirements contained in Rule 6c-11.3

Pursuant to the ETF Class Relief, the Order would permit a Multi-Class ETF Fund to offer one ETF Class and one or more Mutual Fund Classes. This Multi-Class ETF Fund structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class(es) would have different rights and obligations, as described below.

II.	THE APPLICANTS

A.	The Registrants

Each Registrant is organized as a statutory trust under the laws of the State of Delaware. Each Registrant is registered with the Commission as an open-end management investment company under the 1940 Act. The offerings of the shares of the Registrants also are registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

The Funds that initially would rely on the relief are separate investment portfolios of the Registrants and pursue distinct investment objectives and strategies.

B.	The Adviser

ALPS is organized as a corporation under the laws of the State of Colorado and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves or will serve as the investment adviser to each Fund pursuant to an investment advisory agreement with the relevant Registrant.

III.	BACKGROUND

The Commission granted a small number of exemptive orders between 2000 and 2007 permitting certain existing funds operating as mutual funds to offer a class of exchange-traded shares.4 In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.5 However, the Commission determined not to provide the exemptive relief necessary to allow for ETF classes as part of Rule 6c-11. The Adopting Release explains that ETF class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with Authorized Participants on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.6

[3]	As discussed in more detail below, a Multi-Class ETF Fund is not able to operate in reliance on Rule 6c-11.
[4]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order); The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order); Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order); and Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).
[5]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”)
[6]	Adopting Release at 122-123 (noting that “costs can include brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class cash inflows and outflows, cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions, and distributable capital gains associated with portfolio transactions.”).

The Commission concluded that share class ETFs should request relief through the exemptive applications process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.7

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants believe that the multi-class structure will allow investors to choose the manner in which they wish to hold interests in a Multi-Class ETF Fund based on the share class characteristics that are most important to the investor.

Initial Evaluation and Approval

In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the board of trustees of the Fund (“Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), will find that the written plan required by Rule 18f-3(d) (the “multiple class plan”) is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote on a multiple class plan including an ETF Class, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the multiple class plan.

To assist in the Board’s consideration of whether the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole, the Adviser shall prepare a written report in light of the specific circumstances of the Fund and the investment strategy of the Fund (“Initial Adviser Report”).

The Initial Adviser Report shall contain the following:

1.	A description and evaluation of the reasonably expected benefits and costs to each Class individually and the Fund as a whole, associated with the proposed multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Initial Considerations”):

[7]	Adopting Release at 124.

a.	the sources of potential cost savings and other benefits of operating a Multi-Class ETF Fund structure, such as those reasonably likely to result from economies of scale, in-kind creations and redemptions of the ETF Class shares, and the Exchange Privilege (as described below);

b.	the Fund’s investment strategy and the potential for any anticipated capacity or other constraints that would limit the Fund’s ability to invest in certain assets, issuers or issues[8];

c.	potential consequences to the Fund and its investors of disclosing full portfolio holdings daily;

d.	size of the Fund and shareholder composition (for an existing Fund);

e.	anticipated shareholder interest in exchanging shares using the Exchange Privilege (for an existing Fund);

f.	past (for existing Funds) and/or reasonably expected (for existing and new Funds) portfolio turnover and costs associated with portfolio transactions;

g.	past (for existing Funds) and/or reasonably expected (for existing and new Funds) cash levels;

h.	the extent of any unrealized capital gains/losses or carry over capital losses (for existing Funds);

i.	any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, as well as possible actions to minimize the impact of any such cross-subsidization; and

j.	any potential for cross-subsidization due to any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Fund;

2.	A description of the Ongoing Monitoring Process (as defined below) to be used for the Fund, which will be based on the Adviser’s proposed framework for ongoing monitoring of certain metrics relevant to the Board’s oversight of the multiple class plan;

3.	To the extent not already included in the Initial Considerations, a description of any material conflicts of interest that may arise in connection with operating a Multi-Class ETF Fund;

4.	Other information the Adviser determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Fund is in the best interests of each Mutual Fund Class and ETF Class individually and the Fund as a whole; and

[8]	See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

5.	Any other information that the Board requests.

The Initial Adviser Report will assist the Fund Board in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

The Adviser will create a framework for ongoing monitoring of certain metrics designed to help the Board determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class (“Ongoing Monitoring Process”). The Ongoing Monitoring Process will involve the following steps:

1.	The Adviser will recommend to the Board for approval the numerical thresholds, and time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds, including those relating to a Multi-Class ETF Fund’s brokerage expenses, cash levels, capital gains, as well as any other area that could reasonably identify conflicts between classes. Each of the numerical thresholds will be based on the Adviser’s review of the Multi-Class ETF Funds’ historical data relating to cash levels, brokerage expenses, capital gains and other areas, as applicable. For new Multi-Class ETF Funds without a performance history, the Adviser will be informed by existing funds that the Adviser advises, as applicable. The thresholds, including any changes thereto as described below, will be set at such levels that are reasonably designed to identify material conflicts of interest between the Mutual Fund Class(es) and the ETF Class (including disparities in costs between the Mutual Fund Class(es) and ETF Class, such as cash drag from holding cash to meet Mutual Fund Class redemption requests and realized capital gains or other tax consequences due to such requests).

2.	The Adviser will establish a method to monitor a Multi-Class ETF Fund’s activity to determine whether the Multi-Class ETF Fund has exceeded the established threshold in a given area.

3.	The Board will approve the numerical thresholds, and the time periods over which to measure the Multi-Class ETF Fund’s performance against such numerical thresholds.

Ongoing Monitoring Process.

As part of the Ongoing Monitoring Process approved by the Board as noted above, the Adviser will take the following steps:

1.	If a Multi-Class ETF Fund exceeds an established threshold, the Adviser will notify the Board promptly, and in any case, no later than within 30 days of quarter-end. The Adviser will provide the Board with a written explanation of the Adviser’s assessment of the causes of the Multi-Class ETF Fund exceeding the threshold(s).

2.	The Board will decide, no later than its next regularly scheduled meeting, what, if any, remedial actions the Adviser or Multi-Class ETF Fund should take. Examples of remedial actions may include: adjustments to the use of in-kind transactions or trade execution strategy to manage brokerage commissions; greater use of credit lines or other sources of cash to reduce uninvested cash; enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; adjustments to transaction fees, purchase fees and/or redemption fees; discontinuation of a class, or conversion of an entire class of a Multi-Class ETF Fund into another class of that Multi-Class ETF Fund as otherwise permitted under the 1940 Act.

Ongoing Evaluation and Oversight.

In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, evaluate the class structure of the Multi-Class ETF Fund and determine that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole. To inform this evaluation and determination, the Adviser will provide a written report to the Board in light of the specific circumstances of the Multi-Class ETF Fund and the investment strategy of the Multi-Class ETF Fund (“Ongoing Adviser Report”). The Ongoing Adviser Report shall contain the following:

1.	A description and evaluation of any material changes to the reasonably expected benefits and costs to each Class and the Multi-Class ETF Fund as a whole, associated with the multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Ongoing Considerations”):

a.	any material changes to the Initial Considerations, as applicable;

b.	the level of exchanges between the Mutual Fund Class(es) and ETF Class during the prior year;

c.	the average cash exposure during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

d.	short- and long-term capital gains distributions during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

e.	average brokerage costs as a percentage of assets under management during the prior three years, or for the life of the Multi-Class ETF Fund, whichever is less;

f.	any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below;

g.	any observed negative consequences of the ETF Class on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund;

h.	any observed negative consequences of the Mutual Fund Class(es) on portfolio size, liquidity, liquidity risk management, and operations of the Multi-Class ETF Fund; and

i.	the consequences of any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Multi-Class ETF Fund;

2.	The results of the Ongoing Monitoring Process over the prior year, and any recommended changes to the thresholds, along with the reasons therefor;

3.	To the extent not already included in the discussion of the Ongoing Considerations, a description of any material conflicts of interest that have arisen or may arise in connection with operating a Multi-Class ETF Fund;

4.	Other information the Adviser determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Multi-Class ETF Fund continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole; and

5.	Any other information that the Board requests.

The Board will consider whether the Ongoing Adviser Report suggests any issues relating to the Multi-Class ETF Fund structure, including conflicts between the classes, that require additional Board action. The Board also will receive reports on the operations of the ETF Class, including information on trading spreads for the ETF Shares, premiums or discounts of the market prices of ETF Shares as compared to the net asset value (“NAV”) of the ETF Shares, and Authorized Participant activity. Based on this information, a majority of the trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees of the Board, shall periodically, but in any case no less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.9

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Among other benefits, Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio management costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund. This could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions require the sale of portfolio securities.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some existing mutual fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares without disrupting the Fund portfolio or their investments. At the same time, these shareholders could save on transaction costs and potential tax consequences by exchanging shares into the ETF Class of the same Fund.

[9]	As required by Condition 2 of this Application, a Fund would also comply with Rule 18f-3(d), which requires that, before any material amendment of a multiple class plan, a majority of the trustees of a Fund, and a majority of the Independent Trustees, find that the multiple class plan as proposed to be amended, including the expense allocation, is in the best interests of each class individually and the Fund as a whole.

In addition, the ETF class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Greater assets under management may lead to additional cost efficiencies. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders.

ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund portfolio. For example, following market declines, to the extent that a mutual fund shareholder wanted to engage in tax-loss harvesting, the shareholder could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Among other benefits, Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. A Fund’s portfolio may contain a large number of portfolio positions where small adjustments are made on a daily basis. To the extent that cash flows come into a fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to establish the desired portfolio exposures. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants.10

With respect to existing Funds, ETF Classes would permit investors that prefer the ETF distribution channel to gain access to established Fund investment strategies. Many Funds have a well-established, strong reputation and track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Assets under management and performance track record also can be important criteria for an ETF to qualify for certain distribution platforms maintained by financial intermediaries. An ETF Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the ETF Shares to investors.

[10]	Adopting Release at 83.

Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, creating an ETF Class of an existing Fund should entail lower organizational costs as compared to establishing a new ETF.11 As an ongoing matter, an ETF Class also could have lower expenses as a result of economies of scale such as breakpoints on service contracts or advisory contracts. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.12

Tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.

C.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that share class ETFs raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board initially and on an ongoing basis in determining whether a particular Fund should offer or continue to offer both Mutual Fund Classes and an ETF Class.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through an ETF Class. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio.

[11]	As noted above, the Initial Adviser Report will address any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, or launching a new Fund that is a Multi-Class ETF Fund, as well as possible actions to minimize the impact of any such cross-subsidization. Possible actions could include having a new class bear its own organizational costs or subjecting such costs to an expense limitation arrangement with the Adviser.
[12]	Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (adopting release) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could reduce the unrealized capital gains for the portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. A portfolio manager also may engage in careful tax management through portfolio transactions, and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can be in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, share class ETFs do not provide daily portfolio transparency.13 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer exchange-traded classes, and consistent with the requirements of Rule 6c-11, Applicants will publish the Fund portfolio on a daily basis. As with existing fully transparent active ETFs, the Adviser believes that full portfolio transparency could be provided for certain Funds without significant adverse consequences to shareholders.

As reflected above, the Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed terms and conditions to the relief that will ensure that the Adviser and the Board focus on these issues on an initial and ongoing basis. Applicants also will take appropriate Disclosure Steps (defined below) to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

[13]	Adopting Release at footnote 433.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same requirements contained in Rule 6c-11.14 Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Multi-Class ETF Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Multi-Class ETF Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The Exchange Privilege would not permit shareholders of ETF Shares to exchange such shares for Mutual Fund Shares, except in situations where the ETF Class is terminated or where the Multi-Class ETF Fund merges into a Fund with no ETF Class. Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative net asset values of the respective share classes. To the extent a Multi-Class ETF Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. A Multi-Class ETF Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from both the Mutual Fund Class and the ETF Class as a result of an exchange of shares. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Multi-Class ETF Fund that permits a shareholder of Mutual Fund Shares to acquire individual ETF Shares directly from the Multi-Class ETF Fund through the Exchange Privilege may not satisfy this definition. Although Applicants otherwise would comply with Rule 6c-11 as required by Condition 1 below, because the Multi-Class ETF Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, Applicants request an Order under Section 6(c) granting an exemption from Section 2(a)(32) so that ETF Shares also are considered redeemable securities and from Section 5(a)(1) to permit a Multi-Class ETF Fund to register or remain registered as an open-end management investment company and redeem ETF Shares in Creation Units only.15

[14]	Applicants note that the requirements of Rule 6c-11 include the condition that the portfolio holdings that form the basis for the ETF’s next calculation of current net asset value per share must be the ETF’s portfolio holdings as of the close of business on the prior business day. As a result, a Multi-Class ETF Fund would not include changes in portfolio holdings in the next calculation of current net asset value on a T+0 basis.
[15]	In light of the relief requested from Section 2(a)(32) and the fact that Mutual Fund Shares are individually redeemable, Applicants note that Multi-Class ETF Funds would meet the definition of an “open-end company” contained in Section 5(a)(1) of the 1940 Act. However, out of an abundance of caution, Applicants are seeking relief from Section 5(a)(1) to clarify that a Fund with an ETF Class is an open-end investment company.

2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Multi-Class ETF Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	ETF Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer ETF Classes.

1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.16 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.17 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

Applicants have identified six ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares generally will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, any Exchange Privilege generally will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Multi-Class ETF Fund except in unusual situations as noted above). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Multi-Class ETF Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Multi-Class ETF Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to Exchange requirements, the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Sixth, while all share classes of a Multi-Class ETF Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), the payment date for the Mutual Fund Shares is expected to be prior to the payment date for ETF Shares.

[16]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).
[17]	See supra footnote 12.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

(a)	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

(b)	Conflicts of Interest

Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Multi-Class ETF Funds will comply with these voting and allocation provisions. For the reasons stated below and considering the representations and conditions discussed elsewhere in the Application, Applicants believe the requested relief, and the proposed representations and conditions, sufficiently protect against the potential conflicts of interest that are raised in a Multi-Class ETF Fund structure when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

(i)	Potential conflicts of interest resulting from different classes declaring dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Multi-Class ETF Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that there will not be an economic impact on a particular share class as a result of this difference in dividend declaration dates. The ex-dividend date will be the same for all classes of a Multi-Class ETF Fund, and the Multi-Class ETF Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid.

(ii)	Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days

Although Mutual Fund Shares and ETF Shares may both pay cash dividends, the cash payment date for Mutual Fund Shares is expected to be one or more business days before the cash payment date for ETF Shares. To avoid a potential conflict from the situation where the dividends to be paid to the ETF Class remain invested for the benefit of the entire Multi-Class ETF Fund, the cash held to pay dividends would be held in a custodial account and would not be invested outside of participation in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts. Applicants anticipate any earnings on such cash held to be negligible.

With respect to dividend reinvestment, shareholders in the Mutual Fund Class who wish to reinvest their dividends will be able to do so on the ex-dividend date, while shareholders in the ETF Class who wish to reinvest their dividends will not be able to reinvest their dividends until several days later, after the cash payments have been received by the ETF Class shareholders for reinvestment. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid and received for reinvestment, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•	Section 18 does not guarantee equality of performance among different classes of the same Multi-Class ETF Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)	Potential inequitable voting power

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Multi-Class ETF Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Multi-Class ETF Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share or, alternatively, one vote per each dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each dollar amount, in each case as described in the applicable Applicant’s organizational documents. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected.

(iv)	Cross-Subsidization

As discussed above in section IV.C. of the Application, the Commission recently has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Multi-Class ETF Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes, and Applicants will consider it as such under the monitoring, evaluation, oversight and approval processes described in the Application. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Multi-Class ETF Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Multi-Class ETF Fund as a general matter, a benefit that would be shared by all Multi-Class ETF Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multiple class plan for the Fund is in the best interests of each class individually and of the Fund as a whole.

Applicants generally propose to take the same approach with respect to a Fund that would offer Mutual Fund Classes and an ETF Class. However, in light of the Commission concerns, Applicants propose terms and conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter. As noted above, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the Multi-Class ETF Fund structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the Multi-Class ETF Fund structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

(c)	Investor Confusion

With respect to the issue of investor confusion, Applicants intend to take numerous steps that Applicants believe will minimize or eliminate any potential for investor confusion. At the outset, Applicants believe the potential for confusion is limited. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are so popular that they consistently are among the highest volume securities on the Exchange on which they trade. As a general matter, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.18 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.19 Applicants also believe that it is unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the structure of a Multi-Class ETF Fund and the differences between Mutual Fund Shares and ETF Shares (collectively, “Disclosure Steps”), including:

•	Different products; different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•	Separate prospectuses. There will be separate prospectuses for a Multi-Class ETF Fund’s ETF Shares and Mutual Fund Shares.

•	Prominent disclosure that the Multi-Class ETF Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that the Multi-Class ETF Fund offers an ETF Class, and each ETF Class of a Multi-Class ETF Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.

•	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Multi-Class ETF Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be converted into ETF Shares as part of an Exchange Privilege, a Multi-Class ETF Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

[18]	Adopting Release at 116.
[19]	Adopting Release at 124.

•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Multi-Class ETF Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•	Disclosure regarding dividends. The prospectus for each Multi-Class ETF Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

•	Educational material. The Adviser will provide plain English disclosure on its website about ETF Shares and how they differ from Mutual Fund Shares.

•	Disclosure of relief and risks. For each Multi-Class ETF Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application.

Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between Mutual Fund Shares and ETF Shares. Investors therefore will be able to assess whether they wish to invest in the Multi-Class ETF Fund, and through which type of class.

C.	Precedent

As noted above, the Commission has granted the requested relief on four previous occasions.20 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis, as required by the new conditions. In addition, a new condition will require shareholders to be fully informed of the characteristics of a Multi-Class ETF Fund’s multi-class structure.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. A Multi-Class ETF Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Multi-Class ETF Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege, and will comply with the requirements of Form N-1A and reporting forms such as Form N-CEN applicable to exchange-traded funds that rely on Rule 6c-11.

[20]	See supra footnote 4.

2. A Multi-Class ETF Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

3. To assist in the initial Board consideration of the appropriateness of operating a Multi-Class ETF Fund that has both an ETF Class and Mutual Fund Class(es), the Adviser shall prepare and deliver to the Board the Initial Adviser Report as described in the Application. The Initial Adviser Report will assist the Board in its finding pursuant to Condition 2 and in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

4. The Adviser will establish the Ongoing Monitoring Process designed to help determine whether a Multi-Class ETF Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class.

5. The Board of the Multi-Class ETF Fund periodically, but no less frequently than annually, will evaluate the multiple class plan of the Multi-Class ETF Fund. A majority of the trustees of a Multi-Class ETF Fund, and a majority of the Independent Trustees, shall find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Multi-Class ETF Fund as a whole.

6. To inform this periodic evaluation, the Adviser shall prepare and deliver to the Board of the Multi-Class ETF Fund the Ongoing Adviser Report as described in the Application. The Board will consider whether the Ongoing Adviser Report suggests any issues relating to the multi-class structure, including conflicts between the Mutual Fund Class(es) and the ETF Class, that require additional Board action.

7. Each Multi-Class ETF Fund will take the Disclosure Steps outlined in the Application.

8. In addition to complying with Rule 6c-11(d) under the 1940 Act, each Multi-Class ETF Fund will preserve for a period not less than six years, the first two in an easily accessible place, (i) any document created pursuant to the requirements in Conditions 2, 3, 5, and 6; and (ii) any documents created pursuant to the Ongoing Monitoring Process that evidence a Multi-Class ETF Fund has exceeded or not exceeded an established threshold, as well as any documents provided to the Board as part of the Ongoing Monitoring Process.

9. The requested ETF Operational Relief and ETF Class Relief to operate one or more Multi-Class ETF Funds will expire on the compliance date (or such other date established by the Commission) of any Commission rule under the 1940 Act that provides relief permitting the operation of a Multi-Class ETF Fund structure.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-4 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 1290 Broadway, Suite 1000, Denver, CO 80203 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on April 15, 2025.

Dated: April 15, 2025

ALPS ETF TRUST

By:	/s/Laton Spahr
Name: Laton Spahr
Title: President

ALPS VARIABLE INVESTMENT TRUST

By:	/s/Erich Rettinger
Name: Erich Rettinger
Title: President

FINANCIAL INVESTORS TRUST

By:	/s/Lucas Foss
Name: Lucas Foss
Title: President

ALPS ADVISORS, INC.

By:	/s/Laton Spahr
Name: Laton Spahr
Title: President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-4	Authorizations
Exhibits B-1 through B-4	Verifications

Exhibit A-1

ALPS ETF TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Laton Spahr, in his capacity as President of ALPS ETF Trust (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of the Applicant on March 12, 2025:

WHEREAS, based on information provided by ALPS Advisors, Inc., the Board of Trustees (the “Board”) of ALPS ETF Trust (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow various series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE BE IT

RESOLVED, that the Board hereby authorizes the officers of the Trust to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust to (i) offer a class of exchange-traded fund shares in addition to classes of mutual fund shares that are not exchange-traded; (ii) offer classes of non-exchange traded mutual fund shares in addition to a class of exchange-traded fund shares; and be it

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of the Trust, to be conclusive evidence that the same has been authorized by this resolution.

/s/Laton Spahr
Name:	Laton Spahr
Date:	April 15, 2025

Exhibit A-2

ALPS VARIABLE INVESTMENT TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Erich Rettinger, in his capacity as President of ALPS Variable Investment Trust (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of the Applicant on March 5, 2025:

WHEREAS, based on information provided by ALPS Advisors, Inc., the Board of Trustees (the “Board”) of ALPS Variable Investment Trust (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow various series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE BE IT

RESOLVED, that the Board hereby authorizes the officers of the Trust to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust to (i) offer a class of exchange-traded fund shares in addition to classes of mutual fund shares that are not exchange-traded; (ii) offer classes of non-exchange traded mutual fund shares in addition to a class of exchange-traded fund shares; and be it

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of the Trust, to be conclusive evidence that the same has been authorized by this resolution.

/s/Erich Rettinger
Name:	Erich Rettinger
Date:	April 15, 2025

Exhibit A-3

FINANCIAL INVESTORS TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Lucas Foss, in his capacity as President of Financial Investors Trust (the “Applicant”), states that all actions necessary to authorize the execution and filing of this Application by the Applicant have been taken, and that he is authorized to sign and file this Application on behalf of the Applicant pursuant to his general authority as President of the Applicant and pursuant to the following resolutions adopted by the Board of Trustees of the Applicant on March 11, 2025:

WHEREAS, based on information provided by ALPS Advisors, Inc., the Board of Trustees (the “Board”) of Financial Investors Trust (the “Trust”) deems it appropriate to seek exemptive relief from the Securities and Exchange Commission (“SEC”) that would allow various series of the Trust to offer a class of exchange-traded shares in addition to classes of shares that are not exchange-traded.

NOW, THEREFORE BE IT

RESOLVED, that the Board hereby authorizes the officers of the Trust to prepare or cause to be prepared, execute, and file with the SEC, an application, and any amendments thereto (the “Exemptive Application”), for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act, exempting the Trust from certain provisions of the 1940 Act as described in the Exemptive Application, to permit certain existing and future series of the Trust to (i) offer a class of exchange-traded fund shares in addition to classes of mutual fund shares that are not exchange-traded; (ii) offer classes of non-exchange traded mutual fund shares in addition to a class of exchange-traded fund shares; and be it

FURTHER RESOLVED, that the officers of the Trust be, and they hereby are, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document, in the name and on behalf of the Trust, to be conclusive evidence that the same has been authorized by this resolution.

/s/Lucas Foss
Name:	Lucas Foss
Date:	April 15, 2025

Exhibit A-4

ALPS ADVISORS, Inc.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Laton Spahr states that all actions necessary to authorize the execution and filing of this Application by ALPS Advisors, Inc. (the “Applicant”) have been taken and that, as President of the Applicant, he is authorized to execute and file this Application on behalf of the Applicant.

/s/Laton Spahr
Name:	Laton Spahr
Date:	April 15, 2025

Exhibit B-1

ALPS ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ALPS ETF Trust (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Laton Spahr
Name:	Laton Spahr
Date:	April 15, 2025

Exhibit B-2

ALPS VARIABLE INVESTMENT TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ALPS Variable Investment Trust (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Erich Rettinger
Name:	Erich Rettinger
Date:	April 15, 2025

Exhibit B-3

FINANCIAL INVESTORS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Financial Investors Trust (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Lucas Foss
Name:	Lucas Foss
Date:	April 15, 2025

Exhibit B-4

ALPS ADVISORS, Inc.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of ALPS Advisors, Inc. (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Laton Spahr
Name:	Laton Spahr
Date:	April 15, 2025